Filed Pursuant to Rule 433
Registration No. 333-202413
June 9, 2015
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated June 9, 2015)

Issuer:	The Southern Company
Security:	Series 2015A 2.750% Senior Notes due June 15, 2020
Expected Ratings:*	Baa1 (Stable)/A- (Negative)/A (Negative) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$600,000,000
Initial Public Offering Price:	99.828%
Maturity Date:	June 15, 2020
Treasury Benchmark:	1.500% due May 31, 2020
US Treasury Yield:	1.737%
Spread to Treasury:	105 basis points
Re-offer Yield:	2.787%
Coupon:	2.750%
Optional Redemption:
Make-Whole Call:	Prior to May 15, 2020 at T+20 basis points
Par Call:	On or after May 15, 2020 at 100%
Interest Payment Dates:	June 15 and December 15 of each year, beginning December 15, 2015
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	842587CM7/US842587CM73
Trade Date:	June 9, 2015
Expected Settlement Date:	June 12, 2015 (T+3)
Joint Book-Running Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Commerz Markets LLC Fifth Third Securities, Inc. PNC Capital Markets LLC Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0776, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, U.S. Bancorp Investments, Inc. toll-free at 877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.